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08027745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response. . .12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 6 2008
803

SEC FILE NUMBER
8-66032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SYM Capital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Capital Drive
(No. and Street)

Warsaw	IN	46582
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Kindig — (574) 269-3333, ext. 2641
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name)*

10 West Broad Street, Suite 1700	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

TA 3/14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Kindig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYM Capital Securities, LLC., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
LISA M. THOMAS
Notary Public, State of Indiana
My Commission Expires 06/02/2012

By: SYM Capital Securities, LLC

Chris Kindig, FINOP

Signature

Lisa M. Thomas

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYM CAPITAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of
SYM Financial Corporation)

FINANCIAL STATEMENTS
December 31, 2007 and 2006

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
SYM Capital Securities, LLC
Warsaw, Indiana

We have audited the accompanying statements of financial condition of SYM Capital Securities, LLC as of December 31, 2007 and 2006, and the related statements of income and member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SYM Capital Securities, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Schedule of the Computation of Net Capital and the Schedule of the Computation for Determination of Reserve Requirements as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
February 25, 2008

SYM CAPITAL SECURITIES, LLC
(A Wholly-Owned Subsidiary of SYM Financial Corporation)
Warsaw, Indiana

FINANCIAL STATEMENTS
December 31, 2007 and 2006

CONTENTS

SYM CAPITAL SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 257,918	$ 23,447
Commissions receivable	9,981	12,407
Other assets	4,287	2,260
Total Assets	$ 272,186	$ 38,114
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable – related party	$ 2,315	$ 25,292
Member's equity	269,871	12,822
Total Liabilities and Member's Equity	$ 272,186	$ 38,114

See accompanying notes to financial statements.

SYM CAPITAL SECURITIES, LLC
STATEMENTS OF INCOME AND MEMBER'S EQUITY
Years ended December 31, 2007 and 2006

	2007	2006
Revenue		
Commissions	$ 259,070	$ 343,232
Interest income	3,967	7,729
Other	35,000	--
Total Revenue	298,037	350,961
Expenses		
Employee compensation and benefits	2,280	112,866
Regulatory fees	5,772	6,661
Office space and equipment	--	19,518
Insurance	15,123	13,136
Other	17,813	22,964
	40,988	175,145
Net income	257,049	175,816
Member's equity at beginning of year	12,822	467,006
Cash dividends paid	--	(630,000)
Member's equity at end of year	$ 269,871	$ 12,822

See accompanying notes to financial statements.

SYM CAPITAL SECURITIES, LLC
STATEMENTS OF CASH FLOWS
Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income	$ 257,049	$ 175,816
Adjustments to reconcile net income to net cash from operating activities		
Changes in assets and liabilities		
Decrease in commissions receivable	2,426	2,917
Increase in other assets	(2,027)	(427)
Decrease in interest receivable	--	3,047
Decrease increase in accounts payable–related party	(22,977)	(19,161)
Net cash provided by operating activities	234,471	162,192
Cash flows from investing activities		
Maturity of certificates of deposit	--	300,000
Net cash provided by investing activities	--	300,000
Cash flows from financing activities		
Cash dividends paid	--	(630,000)
Net cash used in investing activities	--	(630,000)
Net decrease in cash and cash equivalents	234,471	(167,808)
Cash and cash equivalents at beginning of year	23,447	191,255
Cash and cash equivalents at end of year	$ 257,918	$ 23,447

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SYM Capital Securities, LLC (the "Company") was formed on April 9, 2003 as an Indiana limited liability company. On January 2, 2004, the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of SYM Financial Corporation. Prior to November 30, 2006, the Company offered variable life insurance or annuities and mutual fund transaction services to its customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company's records are maintained on the accrual basis of accounting, and its financial reporting and accounting policies conform to accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies adopted by the Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies: Loss contingences, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Commissions: Commissions are recorded on a trade-date basis as securities transactions occur.

Income Taxes: The Company is a single member limited liability company under the Internal Revenue Code. Therefore, the net income or loss of the Company is included in the income tax return on the Company's member.

Statement of Cash Flows: The Company considers cash on hand, deposits with other financial institutions, and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk: At December 31, 2007, the Company had $257,918 in deposits at National City Bank, of which $100,000 is insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 3 - RELATED PARTIES

SYM Financial Corporation allocates costs for various corporate services to the Company, such as bookkeeping, marketing assistance, employee benefits support, and other operating costs. During the year ended December 31, 2007 and 2006, the Company paid SYM Financial Corporation $2,315 and $112,675, respectively, for services and costs incurred on the Company's behalf, including quarterly rent for office space leased from SYM Financial Corporation. At December 31, 2007 and 2006, the Company had accounts payable of $2,315 and $25,292, respectively, to SYM Financial Corporation related to allocated expenses.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company's net capital as defined by Rule 15c3-1 totaled $255,603, which was $250,603 in excess of its minimum net capital requirement of the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 0.0091.

Activities to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

(Continued)

NOTE 5 - SALE OF CUSTOMER RELATIONSHIPS

On December 1, 2006, the Company sold all interest in future commission revenues associated with customer contracts and investment transactions to Moldt Financial. Moldt Financial assumed the responsibility to service these customers. For transferring the customer relationships to Moldt Financial, the Company will receive one-half of the sum of the gross revenue received by Moldt Financial during the period December 1, 2006 to November 30, 2009 (the "Earnout Period"), which are directly attributable to either: (i) the Company's clients that were transferred to Moldt Financial pursuant to the December 1, 2006 agreement ("SYM's Clients"), (ii) referrals from the SYM's clients, or (iii) any new clients of Moldt Financial obtained during the Earnout Period as a result of a referral from the Company. The Company will receive and recognize their share of the revenues on a monthly basis. During the year ended December 31, 2007, the Company received $1,692 of revenue under this agreement, which is included in commissions revenue.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SYM CAPITAL SECURITIES, LLC
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Net capital:	
Total member's equity	$ 269,871
Deduct:	
Nonallowable assets:	
Other assets	14,268
Net capital	$ 255,603
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable – related party	$ 2,315
Total aggregate indebtedness	$ 2,315
Ratio: Aggregate indebtedness to net capital	0.91%
Excess net capital at 1000% of aggregate indebtedness (net capital less 10% of aggregate indebtedness)	$ 255,371
Computation of basic net capital requirement	
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 250,603

There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 31, 2007. Therefore, a reconciliation is not necessary.

SYM CAPITAL SECURITIES, LLC
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

SYM Capital Securities, LLC (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(1) of the Rule.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
SYM Capital Securities, LLC
Warsaw, Indiana

In planning and performing our audit of the financial statements of SYM Capital Securities, LLC (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

(Continued)

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
February 25, 2008

END